UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*
                             -----------------------

                           FAMILY BARGAIN CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                    306889403
                                 (CUSIP Number)
                             -----------------------

                              ROBERT M. HIRSH, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                             NEW YORK, NY 10019-6064
                            TEL. NO.: (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                 MARCH 14, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                       SCHEDULE 13D

CUSIP NO.  306889403


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Terfin International, Ltd.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A)  [ ]
                                                                        (B)  [ ]

3      SEC USE ONLY


4      SOURCE OF FUNDS

             OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands

                      7      SOLE VOTING POWER

      NUMBER OF                    2,514,546 including Series B Preferred
       SHARES                      convertible into 2,359,002 shares of
 BENEFICIALLY OWNED                Common Stock
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            0

       9              SOLE DISPOSITIVE POWER

                            2,514,546 including Series B Preferred convertible into 2,359,002 shares of Common Stock

       10             SHARED DISPOSITIVE POWER

                            0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,514,546 including Series B Preferred convertible into 2,359,002 shares of Common Stock


12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             35.4%


14     TYPE OF REPORTING PERSON

             CO
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CUSIP NO.  306889403



                    AMENDMENT NO. 1 TO SCHEDULE 13D

      THIS AMENDMENT NO. 1 SUPPLEMENTS THE SCHEDULE 13D ("SCHEDULE 13D"), FILED ON JANUARY 22, 1997, IN THE FOLLOWING RESPECTS ONLY (CAPITALIZED TERMS USED HEREIN SHALL HAVE THE MEANINGS ASCRIBED TO SUCH TERMS IN THE SCHEDULE 13D):


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 is amended and restated in its entirety as follows:

            (a) Terfin may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,514,546 shares of Common Stock (including 2,359,002 shares of Common Stock issuable upon conversion of the 4,484 shares of the Series B Preferred and 47,297 shares of Common Stock issued upon conversion of 17,745 shares of the Series A Preferred held by Terfin), which constitutes approximately 35.4% of the 7,099,636 shares of Common Stock deemed outstanding with respect to Terfin pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act.

            (b) Terfin has the sole power to vote, direct the vote of, dispose of or direct the disposition of any and all Common Stock held by Terfin.

            (c) Except as set forth herein or in Exhibits filed herewith, neither Terfin, nor to the best knowledge of Terfin, any of the persons listed in Item 2(a) has effected any transaction in the Common Stock of the Company within the past 60 days.

            (d) Except as set forth in this Item 5, to the best knowledge of Terfin, none of the persons named in Item 2(a) beneficially owns any shares of Common Stock of the Company. On the basis of its control, through an intermediate holding company, of Terfin, the board of directors of EQ may be deemed to have the ultimate power to direct the voting or disposition, as well as the application of dividends from, or the proceeds of the sale of, the Common Stock owned by Terfin.

            (e)   Not applicable.


ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
            OR RELATIONSHIPS WITH RESPECT TO SECURITIES
            OF THE ISSUER.

            The second paragraph of Item 6 is amended to add the following:

             9,100 of the additional 10,000 shares of Series B Preferred were allocated among the designees and assignees of the Purchasers in the following manner: (a) pursuant to a Joinder Agreement, dated as of February 20, 1997 (the




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CUSIP NO.  306889403



"Joinder Agreement"), a copy of which is attached hereto as Exhibit 1, made by the persons named under the caption "Designees" on the signature pages thereof (the "Designees"), the Purchasers allocated the remaining 5,000 shares of the Company's Series B Preferred to the Designees and such Designees purchased such 5,000 shares of Series B Preferred; (b) an Amendment to Securities Purchase Agreement made and entered into on March 10, 1997, a copy of which is attached hereto as Exhibit 2, among the Purchasers and the Company amended the Securities Purchase Agreement to provide the Purchasers and the Designees with the option to purchase from the Company, ratably in proportion to the number of Securities owned by each Purchaser and Designee as of March 10, 1997, up to 5,000 shares of Series B Preferred; and (c) pursuant to an Assignment and Assumption and Joinder Agreement, dated as of March 14, 1997 (the "Assignment and Assumption Agreement"), a copy of which is attached hereto as Exhibit 3, the Purchasers and Klingenstein Charitable Partners B assigned their rights to purchase 4,100 shares of the Company's Series B Preferred to the persons listed on the signature pages thereof under the caption "Assignees." On March 14, 1997, Terfin converted its 17,745 shares of Series A Preferred to Common Stock. Pursuant to a Securities Purchase Agreement, dated as of March 14, 1997 (the "March 1997 Securities Purchase Agreement"), a copy of which is attached hereto as Exhibit 4, by and between the Purchasers and the purchasers listed on the signature pages thereof (the "Buyers"), Terfin sold 25,509 shares of Common Stock at Purchasers' cost to the Buyers in exchange for 84 shares of Series B Preferred. As a result of the foregoing transactions, Terfin (a) acquired 84 shares of Series B Preferred, (b) acquired 21,788 shares of Common Stock and (c) disposed of 17,745 shares of Series A Preferred.


ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 1                    Joinder Agreement
Exhibit 2                    Amendment to Securities Purchase Agreement
Exhibit 3                    Assignment and Assumption Agreement
Exhibit 4                    March 1997 Securities Purchase Agreement






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CUSIP NO.  306889403



                                SIGNATURE

            After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 4, 1997

                              TERFIN INTERNATIONAL LTD.


                              By: /S/ J. WILLIAM UHRIG
                                 ------------------------
                                 Name:  J. William Uhrig
                                 Title: Attorney-in-Fact





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CUSIP NO.  306889403


                              EXHIBIT INDEX

                                                              Page on which
NUMBER    DOCUMENT                                          EXHIBIT APPEARS
------    --------                                          ---------------

1         Joinder Agreement

2         Amendment to Securities Purchase Agreement

3         Assignment and Assumption Agreement

4         March 1997 Securities Purchase Agreement